SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Anterix Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03676C100
(CUSIP Number)

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ASSET MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,411,776
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,411,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,411,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS JEFFREY A. ALTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,141*
	8	SHARED VOTING POWER 5,411,776
	9	SOLE DISPOSITIVE POWER 132,141*
	10	SHARED DISPOSITIVE POWER 5,411,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,543,917
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON IN

* Includes a total of (i) 7,649 vested and unvested restricted stock awards held by Mr. Altman and (ii) 124,492 shares of Common Stock directly held by Mr. Altman.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 4 of 5 Pages

The following constitutes Amendment No. 7 to the Schedule 13D (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3 and 5(a)-(c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Mr. Altman used a total of approximately $4,086,994 to acquire the 124,492 shares of Common Stock reported herein as directly held by him. The shares of Common Stock directly held by Mr. Altman were purchased with personal funds.

Mr. Altman holds a total of 7,649 vested and unvested restricted stock awards in consideration for his services on the board of directors of the Issuer. Mr. Altman may be deemed to hold the his stock awards for the benefit of the Owl Creek Funds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entireties by the following:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 18,623,273 shares of Common Stock outstanding, which is the sum of (i) 18,618,271 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024 and (ii) 5,002 shares of Common Stock underlying the unvested restricted stock awards reported herein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On December 5, 2024, Mr. Altman received a grant of 5,002 restricted stock awards as compensation for his services as a non-employee director on the Issuer’s board of directors. The restricted stock awards vest in full on the earlier of (i) December 5, 2025 or (ii) immediately prior to commencement of the Issuer’s next annual stockholder meeting. No other transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024

JEFFREY A. ALTMAN

/s/ Jeffrey A. Altman
Jeffrey A. Altman, individually and as managing member of the general partner of Owl Creek Asset Management, L.P.